UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 31 August, 2022

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X_

ENCLOSURES:

Sens Announcement dated 31 August 2022: Publication of Sasol's suite of annual reports

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(**Sasol** or the **Company**)

PUBLICATION OF SASOL'S SUITE OF ANNUAL REPORTS

The following reports covering Sasol's financial year ended 30 June 2022 have been published on the Sasol website:

1. Integrated Report;
2. Sustainability Report;
3. Climate Change Report;
4. Annual financial statements; and
5. Annual report on Form 20-F.

Sasol's annual financial statements for the year ended 30 June 2022, on which PricewaterhouseCoopers Inc. expressed an unmodified opinion, were published on 23 August 2022.

Sasol's annual report on Form 20-F, which includes the annual financial statements for the year ended 30 June 2022 and contain no changes to the version published on 23 August 2022, was filed with the United States (US) Securities and Exchange Commission (SEC) today and is available on the SEC's website at https://www.sec.gov/.

Copies of all the aforementioned reports can be obtained free of charge by downloading copies from the Company's website, https://www.sasol.com/investor-centre or by requesting copies from Sasol Investor Relations by means of either:

- an e-mail to investor.relations@sasol.com; or
- written correspondence posted to Private Bag X10014, Sandton, South Africa.

31 August 2022
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 August, 2022

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary